Infrastructure, buildings, environment, communications	ARCADIS NV Utrechtseweg 68 Postbus 33 6800 LE Arnhem The Netherlands Tel *31-26 3778 355 Fax *31-26 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS PLANREALISATIE BV TAKES FINE FROM DUTCH COMPETITION AUTHORITY INTO CONSIDERATION

ARNHEM, The Netherlands, December 19, 2003—ARCADIS NV (Nasdaq: ARCAF; Euronext: ARCAD) today acknowledged receipt of a decision from the Dutch Competition Authority in which its subsidiary ARCADIS Planrealisatie BV was fined € 369,000 for the role it played in the construction of athletic tracks in the period 1998-2000. The Company has the decision under consideration.

Within ARCADIS Planrealisatie BV, the contracting activities of ARCADIS are concentrated. These activities comprise less than 5% of the total gross revenue of ARCADIS. A part of these activities has been reduced in the recent past. In addition, ARCADIS has implemented a worldwide integrity code in the beginning of 2003. Through active integrity management programs this should warrant sound and transparent business operations.

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, buildings, environment and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate EUR 850 million in annual revenues. There are 8,500 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These and other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:
Joost Slooten of ARCADIS NV, phone: *31-26-3778604, e-mail: j.slooten@arcadis.nl
 Visit us on the Internet: http://www.arcadis-global.com

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